May 21, 2026

Arthur Sch  tz
Chief Financial Officer
SCHMID Group N.V.
Robert-Bosch-Str. 32-36
72250
Freudenstadt, Germany

        Re: SCHMID Group N.V.
            Registration Statement on Form F-1
            Filed May 19, 2026
            File No. 333-296006
Dear Arthur Sch  tz:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Axel Wittmann